[redacted]

SECURIT 14041090 ;ION

Washington, D.C. ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47664

FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Santander Investment Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Ro — (212) 350-3629
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Santander

AFFIRMATION

We, Ignacio Mendive and Richard Ro, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Investment Securities, Inc., as of and for the year ended December 31, 2013, are true and correct. We further affirm that neither Santander Investment Securities, Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______________________ Date 2-28-14

CEO/General Securities Principal
Title

Signature ______________________ 2/28/14 Date

Senior Vice President / Fin/Ops Principal
Title

Subscribed and sworn to before me on this
28 day of February 2014

Notary Public
ANGILIC CASALDUC
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6187188
Qualified in Richmond County
My Commission Expires May 19, 2014

Santander Investment Securities Inc.
45 East 53rd Street, New York, NY 10022 Telephone: (212) 350-3500 Fax: (212) 350-3535

SANTANDER INVESTMENT SECURITIES INC.
(S.E.C. I.D. No. 8-47664)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

Filed Pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
and Regulation 1.10(g) under the
Commodity Exchange Act
as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Investment Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 28, 2014

SANTANDER INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash	$ 482,027,778
Cash — segregated under Federal and other regulations	662,797,320
Deposits with clearing organizations	157,731,068
Receivables from broker-dealers, financial institutions and clearing organizations	18,357,103
Receivables from customers	12,697,278
Securities owned — at fair value	1,879,871
Receivables from affiliates	551,568
Prepaid expenses	1,233,845
Deferred income taxes	15,294,050
Income taxes receivable	1,823,066
Memberships in exchange — at cost (fair value $711,197)	389,886
Other assets	15,681,890
TOTAL ASSETS	$ 1,370,464,723

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to broker-dealers, financial institutions and clearing organizations	$ 12,277,345
Payables to customers	1,162,513,602
Bonus accrual and other payables to employees	27,363,489
Accrued expenses and other liabilities	4,565,333
Total Liabilities	1,206,719,769
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(126,255,046)
Total Stockholder's Equity	163,744,954
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,370,464,723

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Santander Investment Securities Inc. (the "Company"), a Delaware corporation, is wholly owned by Santander Investment, S.A. (the "Parent"), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation (the "Ultimate Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is registered as a Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), the New York Stock Exchange LLC (NYSE) and NYSE MKT LLC (NYSE MKT), and is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940.

The Company is a clearing member of Chicago Mercantile Exchange Inc. (CME), Chicago Board of Trade, Inc. (CBOT), New York Mercantile Exchange, Inc. (NYMEX), Commodity Exchange, Inc. (COMEX) and Intercontinental Exchange (ICE). The Company clears and executes futures and options transactions for a customer, the Ultimate Parent, in the various futures and commodities exchanges on an omnibus basis.

The Company's business activities include investment banking, institutional sales, trading and offering research reports of Latin American and European equity and fixed income securities. The Company clears its U.S. securities transactions through a third-party broker-dealer on an fully disclosed basis. International securities transactions are cleared through affiliates and other third parties.

On December 10, 2013, the Federal Reserve Board, Securities & Exchange Commission, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, and Commodity Futures Trading Commission released final rules implementing the Volcker Rule, a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Volcker Rule"). The implementing regulation for the Volcker Rule becomes effective on April 1, 2014 with a conformance period that runs through July 21, 2015. The Volcker Rule was designed to prohibit banks from engaging in proprietary trading and owning or engaging in certain transactions with hedge funds or private equity funds. Under the Volcker Rule, certain activities may be permitted to continue (e.g. U.S government, agency, state, and municipal obligations, exemptions available for market making, underwriting, and risk mitigating/hedging activities), although under new, restrictive definitions. As required by the regulation, the Company is conducting a business assessment of its operations that are potentially subject to Volcker Rule restrictions, evaluating the impact of these restrictions on its operations and formulating a conformance plan with actions to be taken to be fully in compliance by the end of the conformance period.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Such estimates include assumptions used in determining the fair value of financial instruments, certain amounts allocated among affiliates, bonus accruals and deferred and current income taxes. Actual results could differ materially from these estimates.

Cash — The Company defines cash and cash equivalents to be highly liquid investments with original maturities of 90 days or less. Cash accounts are held at two major money center banks.

Cash — segregated under Federal and other regulations — In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") and segregation rules of the CFTC, the Company is obligated to segregate cash or qualified securities for the exclusive benefit of its clients.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Securities owned or securities sold, but not yet purchased, are stated at fair value.

Receivables from and Payables to Broker-Dealers, Financial Institutions and Clearing Organizations — Receivables from and payables to broker-dealers, financial institutions and clearing organizations primarily represent Delivery versus Payment and Receipt versus Payment (DVP/RVP) trades past settlement date. In addition, it includes trade-date versus settlement-date accruals related to the Company's proprietary trading accounts and the net commissions earned on trades settling after year-end for these accounts and the futures related activities.

Receivables from and Payables to Customers — Customer securities transactions are recorded on a settlement-date basis. Receivables from and payables to customers include amounts due on cash and DVP/RVP securities transactions and cash deposits received from futures customers, to cover margin calls from commodity exchanges, and net unrealized gains and losses not yet remitted. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Securities Borrowed and Securities Loaned Transactions — Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed are included in receivables from broker-dealers, financial institutions and clearing organizations at contract value in the statement of financial condition. Interest or rebates earned paid is included in interest and dividend revenue or expense, as applicable. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2013, the Company had no securities borrowed and securities loaned transactions. There were no securities pledged as of December 31, 2013.

Deposits with Clearing Organizations — Deposits with clearing organizations include cash and U.S. Treasury securities, at fair value, deposited as margin as required by the CME and ICE related to the Company's futures business.

Membership in Exchange — Membership in exchange consists of shares of ICE purchased as ownership and a seat on that exchange. The shares and the seat are reflected at cost in the statement of financial condition and assessed periodically for potential impairment in accordance with

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, *Property, Plant and Equipment*. There were no membership impairments in 2013.

Foreign Currency Translation — Assets and liabilities, denominated in foreign currencies, are translated at closing rates of exchange on December 31, 2013.

Income Taxes — The Company accounts for income taxes in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"), which requires that an asset and liability approach be applied in accounting for income taxes, and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The realization of the deferred tax asset is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will be realized.

New Accounting Pronouncements — On December 31, 2011, the FASB issued Accounting Standard Update (ASU) 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the ASU requires disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. In January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities*. The ASU clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU No. 2011-11. The ASU limits the scope of the new balance sheet offsetting disclosures in ASU No. 2011-11 to derivatives, repurchase agreements, and securities lending transactions. The effective date of the ASU coincides with the effective date of the disclosure requirements in ASU No. 2011-11, which is effective for fiscal years beginning on or after January 1, 2013. The Company adopted this guidance and did not have a material impact on the Company's financial condition and related disclosures.

In July 2013, the FASB issued ASU No. 2013-11, *Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* The ASU provides guidance that an unrecognized tax benefit should be presented in the statement of financial condition as a reduction to a deferred tax asset for a net operating loss ("NOL") or tax carryforward whenever the NOL or tax carryforward would be available to reduce additional taxable income or tax due if the tax position is disallowed. For nonpublic entities, the ASU is effective for the annual reporting period in the fiscal year that begins after December 15, 2014. No material uncertain tax positions existed during 2013 and at December 31, 2013 and therefore the Company does not expect this guidance to have a material impact on its financial condition and related disclosures.

3. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Receivables from broker-dealers, financial institutions and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by settlement date, proprietary, and customer cash and DVP/RVP transactions cleared through a U.S. broker-dealer on an omnibus basis or through non-U.S. affiliates and U.S. futures transactions.

Payables to broker-dealers, financial institutions and clearing organizations primarily include amounts payable for securities not received by the Company from a seller by settlement date and balances related to U.S. futures transactions.

Amounts receivables from and payables to broker-dealers, financial institutions and clearing organizations at December 31, 2013, consist of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 2,194,201	$ 11,840,032
Receivables from/payables to clearing brokers and clearing organizations	14,456,359	437,313
Trade date accrual	1,706,543	-
	$ 18,357,103	$ 12,277,345

4. FAIR VALUE MEASUREMENTS

The Company applies the provision of ASC 820, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2 — Financial assets and liabilities whose values are based on quoted prices that are available but traded less frequently or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets (restricted stocks); and

b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds and Latin American equities, which trade infrequently).

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

A review of fair value hierarchy classifications and transfer between levels is conducted on a periodic basis and transfers between levels are recorded at the end of the year. During 2013, there were no level 3 assets or liabilities. During the year ended December 31, 2013, no transfers between levels occurred.

The Company's assets that are measured at fair value on a recurring basis as of December 31, 2013, consisted of the following:

	Fair Value Measurements at December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities owned:				
Equities and American Depository Receipts	$ 470,286	$ -	$ -	$ 470,286
Foreign government bonds	-	1,409,585	-	1,409,585
Other assets:				
Money market funds	884,908	-	-	884,908
Mutual funds	1,873,061	-	-	1,873,061
Total	$ 3,228,255	$ 1,409,585	$ -	$ 4,637,840

The following describes the valuation techniques used by management to determine the fair value of financial instruments:

Equities and American Depository Receipts are valued at quoted market prices. Shares of money market and mutual funds are valued at quoted market prices, which represents their net asset value at year end.

Foreign government bonds are measured using pricing data from external pricing services data from external providers and broker quotes, where available, prices observed for recently executed market transactions of comparable size, and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Foreign government bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy.

5. RELATED-PARTY TRANSACTIONS

The Company has significant related-party transactions and balances with affiliates. The Company executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Some of these transactions are denominated in foreign currencies. The Company earns revenues for investment advisory services performed for certain affiliates. In addition, the Company pays for services (primarily costs relating to management, administrative support services, systems and risk management) received from its New York affiliates under service

agreements and for execution and clearance services received from other affiliates. As of December 31, 2013, the related-party balances were:

Assets:		
Receivables from broker-dealers, financial institutions and clearing organizations	$	3,921,715
Receivables from customers		2,405,406
Receivables from affiliates		551,568
Other assets		1,859,999
Liabilities:		
Payables to broker-dealers, financial institutions and clearing organizations	$	11,964,012
Payables to customers - Ultimate Parent		1,160,991,561

Subordinated Loan Agreements — The Company has entered into a Revolving Subordinated Loan agreement ("Revolver") with its Ultimate Parent, effective March 25, 2013, not to exceed $250 million in aggregate with a maturity date of June 8, 2015. Any amounts advanced in accordance with this agreement will be considered net capital on the date drawn down. Such amount shall not be considered as equity in the calculation of the Company's Debt Equity ratio. During the year, the Company borrowed under the Revolver several times in the sum of $740,000,000 and subsequently repaid the entire amount.

Additionally, during the year the Company borrowed under a temporary subordination agreement once in the sum of $250,000,000 from its Ultimate Parent, which were subsequently repaid in full. The Revolver and the temporary subordination agreement have been approved by FINRA and therefore, qualify as capital in computing Net Capital under SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 ("Rule 15c3-1"). At December 31, 2013, there were no advances outstanding under the Revolver or the temporary subordination agreement.

Membership in Exchange — The Ultimate Parent was approved as CME Rule 106.1 Affiliated Member Firm and owns the membership under this rule. The Company is a clearing member of the CME at no cost since the membership is owned by the Ultimate Parent and the business is performed exclusively for its benefit.

6. OTHER ASSETS

At December 31, 2013, other assets primarily consisted of $11,387,363 fee income receivables resulting from capital market activities and $2,757,969 investment of voluntary deferred compensation.

7. INCOME TAXES

As of December 31, 2013, the Company's gross deferred tax asset is approximately $51.0 million, which is principally related to accrued bonuses and other expenses and federal and state net operating losses of approximately $108.3 million and $67.7 million, respectively (computed at a tax rate of 35% for federal and 8.63%, before federal benefit (and 5.61% after federal benefit for New York State).

As of December 31, 2013, the Company has a valuation allowance of $35.7 million against the deferred tax assets related to certain federal and state net operating losses as it is management's

current assessment that it is more likely than not recognize a portion of the deferred tax assets related to these items, based upon the Company's projected income. The Company's deferred tax asset, net of the valuation allowance, at December 31, 2013 is $15.3 million.

In 2013, the statement of financial condition reflects a deferred tax benefit of $4.3 million, due primarily to a reduction of the Company's valuation allowance. For the year ended December 31, 2013, the Company's valuation allowance decreased from $42.2 million to $35.7 million, for a net decrease of $6.5 million. Of this reduction, approximately $4.3 million was primarily due to a reduction of the Company's valuation allowance resulting from a revision of the Company's projected income and approximately $2.2 million was primarily due to the utilization in 2013 of the federal net operating loss to offset taxable income, and changes to other deferred tax asset amounts. The federal net operating loss carryover will begin expiring after December 31, 2019. The statute of limitations for 2010 through 2013 is open for federal, New York State, and New York City purposes.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes. The Company does not expect its unrecognized tax benefits balance to change significantly in the next twelve months.

No material uncertain tax positions existed during 2013 and at December 31, 2013.

8. REGULATORY CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") of the Securities Exchange Act of 1934. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $1,000,000.

As an FCM, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which states that the minimum net capital requirement is to be calculated as the greater of $1,000,000 or 8% of the domestic and foreign domiciled customer risk maintenance margin performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Securities and Exchange Commission (SEC) Rule 15c3-3.

At December 31, 2013, the Company's regulatory net capital, as defined under SEC and CFTC rules, was $121,886,919 which was $111,102,399 in excess of the minimum required net capital.

9. CASH — SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $13,663,463 is segregated in a special reserve bank account held at JP Morgan Chase for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and cash of $649,133,857 is on deposit in customer segregated fund accounts held at JP Morgan Chase in accordance with the Commodity Exchange Act Rule 1.20.

10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Leases — The Company has a noncancelable operating lease related to office space with a third-party. Additionally, there are sublease arrangements with outside parties. The lease and subleases expire on July 31, 2014. These lease agreements, in addition to base rent, are subject to escalation based on certain costs incurred by the landlord.

Minimum future rent and sublease commitments under noncancelable leases at December 31, 2013, are as follows:

Year Ending December 31	Lease Payment Outflow	Sublease Payment Inflows
2014	6,930,000	6,164,229
	$ 6,930,000	$ 6,164,229

Litigation — Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one amount within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

As of December 31, 2013, the Company is a defendant in civil actions arising out of the underwriting of securities of various issuers. Due to the uncertain outcome of the remaining actions, management is unable to evaluate the likely outcome and any possible loss cannot be estimated.

Guarantees — The Company is a member of exchanges and clearing houses. In the normal course of business the Company provides guarantees (that meet the accounting definition of guarantee under ASC 460, *Guarantees*) to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability was recorded for these arrangements at December 31, 2013.

11. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company is a participant, in conjunction with other affiliates, in a defined pension plan sponsored by Banco Santander New York Branch (the "Plan Sponsor"), covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes. Allocations of plan costs, assets,

actuarial gains, and elements of plan performance between the affiliates have been determined by an actuary. Effective December 31, 2010, the defined pension plan was frozen. On October 11, 2013, the defined pension plan was amended to (1) temporarily unfreeze eligibility with respect to eligible participants who were actively employed by the Plan Sponsor and its participating affiliates effective January 1, 2013 and (2) provide additional accrued benefits to eligible participants who were actively employed on January 1, 2013 with respect to 2011 and 2012 credited service and compensation under a revised reduced benefit formula. Immediately following these amendments, the defined pension plan was refrozen. The amount recognized in the statement of financial condition is $4,560,313 representing the Company's share of pension liability and is included in bonus accrual and other payables to employees in the statement of financial condition.

The Company also participates with other affiliates, in an employee deferred compensation plan sponsored by Santander Holdings USA, covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

In 2010, the Ultimate Parent established and approved a deferred compensation plan that the Company participates in. In accordance with the plan, distributions (whether payable in cash or shares of Ultimate Parent common stock) will be made in three equal installments over a three year period, if the employee remains employed at the Company or an affiliate of Santander Group through the applicable payment date and certain performance conditions are met in the opinion of the Banco Santander Board of Directors. At December 31, 2013, deferred compensation of $3,497,104 is included in bonus accrual and other payables to employees in the statement of financial condition. During the year 2013, the Company paid $3,112,673, representing amounts recorded through December 31, 2012.

12. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities and futures transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers and certain related entities, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise.

The Company records customer securities and futures transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

In the normal course of business, the Company enters into foreign currency forward transactions to hedge securities settlements in various local markets. At December 31, 2013, the Company had no commitments to buy or sell foreign currency forwards.

In the normal course of business, the Company retains cash and cash segregated under Federal and other regulations at two major money center banks.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities, which qualify as financial instruments under ASC 825, *Financial Instruments*, are carried at fair value or contracted amounts, which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term receivables, including securities borrowed, customer receivables, and certain other receivables. Similarly, the Company's liabilities, such as customer payables and certain other payables, are recorded at amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly their fair values are not materially affected by changes in interest rates.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events up to and including February 28, 2014, which is the date that this financial statement was issued. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, this financial statement.

******

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

To the Board of Directors and Stockholder of
Santander Investment Securities Inc.
New York, New York

In planning and performing our audit of the financial statements of Santander Investment Securities, Inc. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE + TOUCHE LLP